BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is July 21, 2009.

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: July 21, 2009

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4. Summary of Material Change

Yukon-Nevada Gold Corp. (the “Company”) announces it has been named as a co-defendant in a class action lawsuit by former employees.

5. Full Description of Material Change

The Company announces that it and its wholly owned subsidiary, Queenstake Resources U.S.A., Inc. (“Queenstake”), have been named as defendants in a class action lawsuit initiated by certain employees who were laid off in August 2008.

The action is for an alleged violation of the Federal WARN Act, Employment Retirement Income Security Act, State Labor Laws and to foreclose on labor liens not yet filed.

As previously stated in a news release dated April 16, 2009, Queenstake intends to satisfy all outstanding legal obligations due, caused by the shut down in August 2008. When the mine closed the Company paid as much as it could from available cash at the time, which was a reasonable proportion toward what was then due under the Federal WARN Act, Employment Retirement Income Security Act, and State Labor Law obligations. Since then it has paid approximately 50% of the then remaining outstanding balance due under the Federal WARN Act.

As Queenstake moves forward to recommence production as indicated in other recent news, it should soon be in a position to satisfy justifiable claims.

The Company and Queenstake will defend the class action from any and all unjustified claims where they believe there is no obligation.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Robert F. Baldock, President and CEO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, British Columbia , this 22nd day of July, 2009.

“Robert F. Baldock”
Robert F. Baldock, President and CEO